As filed with the Securities and Exchange Commission on December 19, 2003.

                                                             File No. 70-______

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                    ------------------------------------------

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                       (Name of company filing this statement
                      and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                              Theodore R. Murphy II
                  Senior Vice President and Chief Risk Officer
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)





Please direct communications to:

George Dwight II                                   Tony Redden
Assoc. Gen. Counsel                                Managing Director, Insurance
Cinergy Corp.                                      Cinergy Corp.
139 E. 4th Str., 25AT2                             139 E. 4th Str., 26AT2
Cincinnati, Ohio 452                               Cincinnati, Ohio 45202
513-287-2643                                       513-287-1786
513-287-3810 (f)                                   513-287-1950(f)
gdwight@cinergy.com                                tredden@cinergy.com
-------------------

William C. Weeden                                  Candace S. Erisen
Skadden Arps Slate Meagher & Flom                  Counsel
Washington, D.C.  20005                            Cinergy Corp. (address above)
202-371-7877 (ph)                                  513-287-2087
202-371-7012 (f)                                   513-287-3810 (f)
wweeden@skadden.com                                candace.erisen@cinergy.com
-------------------                                --------------------------


Item 1.  Description of Proposed Transactions

         A.       Introduction

         Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization to establish a subsidiary captive insurance company ("Captive") to engage in the business of insuring or reinsuring certain levels of risk for Cinergy and its associate companies (collectively, "Cinergy System" or "System"; and any constituent company thereof, a "System Company").1

         As described below, the Captive will underwrite a significant portion of the Cinergy System deductible or self-insured retained risks for workers' compensation, general liability, auto liability and property insurance coverages.2 In addition to its primary role of underwriting these System retained risks, the Captive may replace or reduce insurance coverages purchased on behalf of System Companies from traditional insurance providers for workers' compensation, general liability, auto liability and property risks. In that event, the Captive would seek to obtain equal levels of loss protection and coverage in the reinsurance market, which is available only to insurance brokers and companies such as the Captive. The Captive will not increase the risk of loss to the Cinergy System, but rather will enhance the System's risk management processes, while affording opportunities for cost savings.

         In today's insurance market, traditional insurance programs are relatively expensive to maintain, largely because of the costs of doing business with a "full service" traditional insurer. Traditional insurance programs are, in fact, supported and underwritten through a robust reinsurance market that is available, generally speaking, only to insurance companies. By eliminating the traditional insurance "middleman" for selected transactions and coverage, opportunities exist for savings for those companies who can deal directly in the reinsurance market for certain elements of their insurance programs. Many Fortune 500 companies presently utilize a captive insurance company to more effectively control and manage their insurance costs.

         Cinergy believes that its proposed comprehensive insurance program -- blending traditional commercial insurance, management of retained risks through the Captive, and direct access to the wholesale reinsurance markets -- is the best way to maximize cost effectiveness, minimize risk exposure and provide each System Company with the flexibility to meet its strategic goals and objectives.

         The Commission has authorized numerous other registered holding companies to acquire or retain captive insurance companies, and the proposed transactions are consistent with that precedent.3

         B.       Current Risk Management Program

         Cinergy considers risk management to be a key corporate function in providing for the protection of physical and financial assets, thereby permitting each System Company to carry out its strategic goals and objectives. As such, risk management is coordinated by the Insurance and Claims Department within the Global Risk Management Department of Cinergy Services, Inc. ("Service Company"), a wholly-owned subsidiary of Cinergy and a service company serving the System. One of the primary responsibilities of the Service Company's Insurance and Claims Department is the procurement of a broad array of insurance coverages and services on behalf of the entire System.

         On an annual basis, System Companies spend approximately $15 million for the purchase of commercial insurance and related services. Exhibit H hereto sets forth a 5-year loss history for System Companies. Under the current insurance program, System Companies maintain insurance policies with underlying deductibles of $1 million per event for automobile and general liability coverage and $2.5 million for property coverage. In excess of these deductibles, System Companies purchase commercial insurance. System Companies currently self-insure for workers' compensation in the States of Ohio, Indiana and Kentucky (i.e., carry no or only minimal commercial insurance for those risks).4 The foregoing notwithstanding, System Companies may from time to time choose to purchase commercial insurance in place of, or to reduce, the deductible or self-insurance to meet their strategic goals and objectives. Commercial premiums and the deductibles and self-insured retained risks are then allocated to subsidiaries owning a given risk based on such factors as number of automobiles, payroll, revenues, total property values, product throughput, as well as loss history. The allocation methods used are designed to result in a fair and equitable apportionment of insurance costs to System Companies consistent with the relevant cost drivers.

         C.       Proposed Captive Insurance Program Structure

         Cinergy proposes to establish the Captive as a wholly-owned direct subsidiary organized under Vermont law and licensed to operate as an insurance company in the state of Vermont. The State of Vermont is the largest, most established domestic domicile for captive insurance companies ("captives") and has had stable and consistent growth of licensed captives over the past 20 years. The Vermont Department of Banking, Insurance, Securities and Health Care Administration has a strong, experienced regulatory staff focused on maintaining captive solvency.

         The aggregate amount of the initial capitalization of the Captive will be approximately $12.5 million, comprised of (i) $2.5 million to be supplied by Cinergy as an equity contribution and (ii) approximately $10 million to be supplied by participating System Companies pursuant to the 2004 premiums, which represent the value of the total loss expected by all System Companies for 2004 expected events. Funding of the approximately $10 million for the 2004 premiums will be paid in cash by the participating System Companies based on their allocated shares. All funds will be deposited with the Captive's bank and will be invested in securities that are exempt under Rule 40 promulgated under the Act. Beyond its initial capitalization and funding of the Captive, Cinergy would provide any subsequently required capital contributions through additional equity and or debt purchases exempt under Rule 52 or 45, letters of credit or other forms of credit support authorized by Commission order.5 If payment is required under a letter of credit, Cinergy would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to the Captive.

         The Captive will initially focus on providing four major coverages to System Companies: (1) workers' compensation, (2) general liability, (3) automobile liability, and (4) property (including terrorism, as defined under the Terrorism Risk Insurance Act of 2002).6 Specifically, as described in more detail below, the Captive would underwrite, or assume the risk of, a significant portion of the deductible or self-insured retained risk currently maintained by System Companies for these coverages. The Captive will attempt to reinsure a portion of these risks in the reinsurance market. Apart from its primary role of underwriting System retained risk, the Captive may also seek to replace or reduce insurance coverages purchased on behalf of System Companies from traditional commercial insurers in the areas of general liability, automobile liability, property and possibly workers' compensation, in which event the Captive would seek to obtain equal levels of loss protection and coverage in the reinsurance market.

         At some future time, Captive may propose to underwrite the following additional coverages: transmission and distribution line coverage; construction-related insurance for contractors working on projects for System Companies; performance and construction bonds; employee benefits; legal malpractice for employee attorneys; directors and officers fiduciary liability; weather risk; and credit risk or reinsurance of certain customer warranty programs. The Captive would not underwrite any of these additional coverages without a further Commission order. Accordingly, Cinergy requests that the Commission reserve jurisdiction over these potential additional activities, pending completion of the record.

         As in the case with most captives, an unaffiliated Vermont management company will be retained to provide management and administrative services. Administrative functions would be directed by the Service Company through the Vermont management company and would include: (1) accounting and reporting activities; (2) legal, actuarial, banking and audit services; (3) negotiating reinsurance contracts, policy terms and conditions; (4) invoicing and making payments; and (5) managing regulatory affairs. All goods and services provided by the Service Company to the Captive would be provided in accordance with the Service Company's Commission-approved service agreement covering its nonutility associate companies7 and the costs incurred by the Captive would be recovered in premiums charged by the Captive to the respective System Companies.

         The Captive will allocate premiums and nominal operating costs to System Companies in accordance with the same methods currently used for the allocation of the costs of commercial insurance premiums to System Companies (see Section B above). As noted, those allocation methods are designed to result in a fair and equitable apportionment of insurance costs to System Companies congruent with the relevant cost drivers. For example, automobile liability insurance costs will be allocated to System Companies in proportion to the number of vehicles operated by each company (or a similar approximation of risk exposure). The allocation to the System Companies for workers' compensation insurance rates will be based on payroll and job classifications. General liability rates will be allocated to the System Companies based on projected revenues to determine a base premium which will be audited and adjusted at year end. Property insurance rates will be allocated by the total property values of the System Companies.

         The Service Company's Insurance and Claims Department would continue to give each System Company a choice of deductibles. Premiums payable to the Captive would be based on the level of deductibles chosen, as well as the aforementioned allocation methods (number of vehicles, payroll, revenues, etc.). Consideration would also be given to the subsidiary's own prior loss experience, so that a subsidiary with a historically lower loss experience would be rewarded with lower premiums. Under the current program, a commercial insurance premium increase caused by a significant loss or a higher frequency of losses may have been allocated on a basis that did not take the cause of the loss or frequency of loss into account. Under the new program, the source of the loss or the subsidiary's loss history would also be used as a basis of allocation.

         To the extent the Captive procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums could flow through ratably to System Companies through the operation of the allocation methodology used to establish premiums.8 Good loss prevention would be encouraged, and with lower administrative costs and the expected efficiency of the new program, overall premiums are expected to be lower.

         The approximately $10 million representing the 2004 premiums for the System Companies was determined based on the following analysis. Initially, the Captive will assume the risk from System Companies for losses between zero and $1 million for workers' compensation, general liability and automobile liability. In addition, the Captive will assume the property risks in excess of a $1 million deductible up to $2.5 million.9 The Captive will attempt to purchase reinsurance in excess of $1 million for workers' compensation and, as further described below, aggregate "stop loss" coverage to limit the overall risks assumed by the Captive for all liability coverages.10 Premiums for the first year were actuarially determined to equal the aggregate losses for System Companies plus administrative expenses. The ultimate first year losses are estimated to be approximately $9.5 million, which amount is expected to be paid over a seven-year period. Filed herewith as Exhibit I is a breakdown by System Company of the approximately $10 million representing the 2004 premiums.

         The Captive will analyze the commercial insurance bought by System Companies, and coordinate the coverage it provides to minimize the risk of loss to the System. Accordingly, supplementing its primary role of underwriting System retained risk, the Captive may also replace or reduce certain insurance sold to System Companies by traditional insurance providers in the areas of general liability, automobile liability, property and workers' compensation. An actuarial analysis will be performed to determine the proper premiums consistent with methods used to determine the retained risk premium. To the extent traditional insurance programs are reduced, the Captive will attempt to obtain equal levels of loss protection and coverage in the reinsurance market. The Captive will apply stringent credit standards to all reinsurance counterparties as Cinergy does currently with its insurance providers.

         The Captive will not be operated to generate profits beyond what is necessary to maintain adequate reserves. To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, the Captive could correspondingly lower premiums, thereby reducing the premium expenses that would otherwise by paid to the Captive. In addition, if losses are lower than predicted, the Captive may be able to reduce the amount of its reserves and return excess capital to the System Companies. Filed herewith as Exhibit FS-3 is a projection of the results of operations for the first five years of the Captive's operations.

         Using actuarial models with a high confidence factor, it is expected that the Captive would not experience losses in excess of approximately $10 million in the first year of operation. (Filed herewith as Exhibit J is a breakdown of expected losses in such first year of operation. As noted above, the Captive's available funding is designed to meet this level of loss.) In the unlikely event of losses not otherwise covered by outside insurance exceeding this amount and accumulated claim reserves, additional capital from Cinergy would be needed. Commercial insurance will continue to respond to any claims in excess of the retained risks to ensure coverage will be available to the Cinergy System. In addition, to assure the financial strength and integrity of the Captive, which must comply with strict Vermont capital-to-premium requirements of approximately $1 of capital for every $5 of net premium, the Captive will attempt to purchase aggregate "stop loss" protection from a commercial insurer.

         D.       Summary of Captive Benefits

         The following summarizes the significant benefits that Cinergy expects will accrue to the Cinergy System through the use of the Captive:

1. Reduced System exposure to retained risks; enhanced risk management control

         The Captive's underwriting of System deductible or self-insured retained risks (as described above) will reduce, or limit, overall Cinergy System exposure on claims as compared to the System's current insurance program. Under the current insurance program, when coverage under a policy issued to an insured is subject to a deductible, or when a company self-insures a risk, funds are typically not set aside at the corporate level as a reserve against future claims. In contrast, if the Captive insures this deductible or self insured retained risk, the Captive, as a regulated insurer, will be required to make actuarial projections of future losses. The Captive will charge premiums that are sufficient to fund the expected losses that are insured by the Captive, maintain capital, and establish loss reserves in amounts sufficient to pay losses that are higher than expected.11 Functioning as a formal vehicle or facility for System retained risk, the Captive will enable the Cinergy System to proactively manage, analyze and minimize the System's overall exposure on claims under these types of retained risk.

         Although the Captive may replace or reduce certain commercial insurance sold to System Companies by traditional insurance providers, it will not result in any increased risk of loss to the System. To the extent traditional insurance programs are reduced, the Captive will attempt to obtain equal levels of loss protection and coverage in the reinsurance market. The Captive will apply stringent credit standards to all reinsurance counterparties as Cinergy does currently with its commercial insurance providers. In short, the use of the Captive will not adversely affect the risk profile of the Cinergy System, but rather will serve to increase the level of risk management control.

2.       Reduction in overhead charge for commercial insurance underwriting

         Commercial insurers charge insurance premiums based on actuarially projected "predictable" losses plus an estimated 20% to 30% overhead charge. Therefore, for every $1 in projected loss, a commercial insurer charges an additional $0.30 for administrative charges/overhead. In contrast, the Captive would only add the actual cost of administration to its premiums.

3.       Direct access to global reinsurers

         Reinsurers are generally only accessible by commercial insurers and brokers who charge a fee. A captive insurance company provides the System direct access to reinsurance markets, avoiding the fee, and permits access to the same group of "elite" reinsurers. Theses companies constitute some of the world's largest and most innovative insurance companies and are among the most competitively priced. Direct access by the System through the Captive to these reinsurers, then, will help ensure competitive and cost-effective pricing for Cinergy System's commercial insurance exposures.

4.       Continued choice of deductibles

         As described in Section C, each System Company will continue to be given a choice of deductibles consistent with its business needs and objectives. Likewise, the Captive will continue to encourage the System Companies to continue to structure and administer their loss prevention programs to reduce losses in the future. Good loss experience reduces the overall cost of risk.

5.       Greater control and input over the claims management process

         Under current arrangements, commercial insurers determine if and when to settle claims. By contrast; the use of the Captive transfers this responsibility to the System, thereby affording System Companies greater control and input over the claims management process.

6. Less reliance on the commercial insurance market, resulting in less volatility of future premiums

         Commercial insurers base premiums not only on a company's loss history, but also on the results in the industry, subjecting companies to possible dramatic changes in insurance rates from year to year. By contrast, the portion of any System Company's insurance premiums that are paid to the Captive would be based solely on that company's loss experience, and would not be subject to the aggregate loss experience of all other companies in the industry. Thus, to the extent that the Captive reduces reliance on commercial insurers, the vulnerability to such changes caused by external industry performance is lessened.

         E.       Reporting

         Cinergy will submit the following information to the Commission pursuant to certificates filed pursuant to Rule 24 under the Act, on an annual basis, for the period ended December 31 of each year (such reports to be submitted within 60 days after the end of the preceding annual period, commencing with the annual period following the issuance of the Commission's order herein):

         1. a summary for the reporting period of each System Company's premium payments to the Captive as compared to aggregate loss experience, organized by line of insurance coverage provided by the Captive;

         2. an analysis by System Company of claims paid by the Captive during the period on behalf of the associate company to include lead-in and end-of-period insurance reserve balances; and

         3. a copy of the Captive's income statement and balance sheet, including any accompanying notes.


Item 2.  Fees, Commissions and Expenses

         Cinergy estimates that the total fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, to persons not affiliated with Cinergy in connection with the preparation, filing and processing of this application will not exceed approximately $15,000, consisting chiefly of fees and expenses of outside counsel and of the Vermont management company for the Captive.


Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act and Rules 45, 54, 90 and 91 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs currently exceeds the "safe harbor" afforded by Rule 53(a). At September 30, 2003, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $776 million. At September 30, 2003, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,479 million. Accordingly, at September 30, 2003, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, the Commission issued an order in May 2001 (HCAR No. 27400, May 18, 2001 (the "May 2001 Order")) authorizing Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000, excluding certain restructuring investments as provided therein.12 Accordingly, at September 30, 2003, Cinergy had all requisite authority under the Act for an aggregate investment totaling $3,479 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level of the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 40.4% equity and 59.6% debt. At September 30, 2003, Cinergy's consolidated capitalization consisted of 40.1% equity and 59.9% debt. Further, at September 30, 2003, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the June 2000 Cinergy Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At September 30, 2003, Cinergy's consolidated common equity ratio was 39.4%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Item 4.  Regulatory Approval

         No state or federal public utility commission, other than this Commission, has jurisdiction over the proposed transactions.

         As noted above, the Captive will be a licensed insurer in the State of Vermont. It will apply to the Vermont Department of Banking, Insurance, Securities and Health Care Administration for such license and will be subject to ongoing regulation by such Vermont governmental authority.

Item 5.  Procedure

         Cinergy requests that the Commission publish the public notice with respect to this application as soon as practicable and issue an order as soon as practicable following expiration of the public notice period granting and permitting this application to become effective.

         Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         A-1      Certificate of Incorporation of Cinergy Corp., as amended May
10, 2001 (filed as an exhibit to and hereby incorporated by reference from the Cinergy Corp. March 31, 2001 Form 10-Q)

         A-2      By-laws of Cinergy Corp., as amended on July 23, 2003 (filed as an exhibit to and hereby incorporated by reference from the Cinergy Corp. June 30, 2003 Form 10-Q)

         B        Inapplicable

         C        Inapplicable

         D        Inapplicable

         E        Inapplicable

         F        Preliminary opinion of counsel

         G        Form of public notice

         H        Five-year history of losses (filed with the Commission on a confidential basis in paper format)

         I        Break-down of $10 million premium by System Company
(filed with the Commission on a confidential basis in paper format)

         J        Break-down of expected losses in first year of operation
(filed with the Commission on a confidential basis in paper format)

         (b)      Financial Statements

         FS-1     Consolidated balance sheet of Cinergy Corp. as of September
30, 2003 (filed as a part of and hereby incorporated by reference from the Cinergy Corp. September 30, 2003 Form 10-Q)

         FS-2     Consolidated statement of income of Cinergy Corp. for the
period ended June 30, 2003 (filed as a part of and hereby incorporated by reference from the Cinergy Corp. September 30, 2003 Form 10-Q)

         FS-3     Financial projections for the Captive: five-year balance
sheet, income statements and cash flow statements (filed with the Commission on a confidential basis in paper format)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has duly caused this application to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated:  December 19, 2003



                                                 CINERGY CORP.


                                            By: /s/Theodore R. Murphy II
                                                Theodore R. Murphy II
                                                Senior Vice President and
                                                Chief Risk Officer

--------
1 Cinergy directly or indirectly owns all the outstanding common stock of five public utility companies, the most significant of which are PSI Energy, Inc. ("PSI"), an Indiana electric utility, and The Cincinnati Gas & Electric Company ("CG&E"), a combination Ohio electric and gas utility and holding company. PSI and CG&E (including the utility subsidiaries of CG&E, the most significant of which is The Union Light, Heat and Power Company, a Kentucky combination electric and gas utility) collectively provide electric and gas service to approximately 1.6 million retail and wholesale customers in parts of Indiana, Ohio and Kentucky. The Cinergy System also includes numerous nonutility subsidiaries engaged in energy-related businesses and other nonutility businesses authorized under the Act, by Commission order or otherwise.

2 At some future time, as described in more detail below, the Captive may propose to underwrite certain additional coverages. However, the Captive would not undertake any of these potential additional coverages without a further Commission order. Accordingly, Cinergy requests that the Commission reserve jurisdiction over these potential additional activities, pending completion of the record.

3 See, e.g., AGL Resources Inc., et al., HCAR No. 27722, Sept. 16, 2003; Columbia Insurance Corporation, Ltd., et al., HCAR No. 27589, Oct. 31, 2002; Keyspan Corporation, HCAR No. 27669, April 24, 2003.

4 Companies typically try to reduce insurance premiums by negotiating deductible limits. The company agrees to pay claims below the deductible limit on its policy, thereby retaining that level of the risk. In addition, certain states allow employers with sufficient credit standing to self-insure workers' compensation claims or other types of predictable claims in the ordinary course of business, usually subject to posting a surety bond or other security with the state. Like deductible limits, self-insurance is intended to reduce insurance premiums.

5 Cinergy currently has authority to issue a variety of debt and equity securities and to issue guarantees, subject to various conditions, from time to time through June 23, 2005. See Cinergy Corp. et al., HCAR No. 27190, June 23, 2000 ("June 2000 Cinergy Financing Order"). To the extent that Cinergy funds its initial investment in the Captive with externally raised funds, it would do so pursuant to and in accordance with the June 2000 Cinergy Financing Order (or any subsequent order of the Commission granting Cinergy authorization to issue securities to finance its business).

6 The Captive would not provide these coverages to any company or person other than System Companies.

7 See Cinergy Corp. et al., HCAR No. 26146, Oct. 21, 1994 (authorizing Cinergy merger and formation of Service Company).

8 As discussed below, the Captive will not be operated to generate profits beyond what is necessary to maintain adequate reserves. To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses exceed premiums. To the extent that losses over the long term are lower than projected, the Captive could correspondingly lower premiums and thus return excess capital to System Companies.

9 See the discussion in B above with respect to deductible levels and self-insurance under the current System insurance program. In the future the Captive may increase or decrease the level of System retained risk it insures beyond or below the levels described in the text, and in that event would adjust its premiums accordingly.

10 "Stop-loss" coverage refers to insurance coverage obtained from commercial insurers or reinsurers intended to limit aggregate losses paid by the insured.

11 In this regard, the Captive, as a regulated insurer, is required to file annual certifications of adequacy of loss reserves with insurance regulators in Vermont. Also, the Captive will use an independent actuary to review its loss reserves and rates as required by regulators.

12 The May 2001 Order reserved jurisdiction over, and excluded from the aggregate investment limitation described in the text, Cinergy's proposal regarding the potential transfer of CG&E's and PSI's generating assets to one or more EWG affiliates and Cinergy's proposed aggregate investment therein, which would not exceed the net book value of such generating assets at the time of transfer.